

Mail Stop 7010

January 23, 2009

Via U.S. mail and facsimile

Mr. Munjit Johal
Chief Financial Officer
Davi Skin, Inc.
4223 Glencoe Avenue, Suite B130
Marina Del Ray, California 90292

       RE: Form 10-KSB for the fiscal year ended December 31, 2007
             Form 10-Q for the period ended June 30, 2008
                File No. 1-14297

Dear Mr. Johal:

    We issued comments to you on the above captioned filings on December 18, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by February 6, 2009 addressing these outstanding comments.

    If you do not respond to the outstanding comments by February 6, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

    If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

              Sincerely,

              Rufus Decker
              Accounting Branch Chief